Exhibit 1.02

Lifetime Brands, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Business Overview

Lifetime Brands, Inc. (the “Company” and, unless the context otherwise requires, references to the “Company” shall include its consolidated subsidiaries) designs, sources and sells branded kitchenware, tableware and other products used in the home and markets its products under a number of widely-recognized brand names and trademarks, which are either owned or licensed by the Company, or through retailers’ private labels. The Company sells its products to retailers and distributors and sells a limited selection of its products directly to consumers through its Internet websites.

The Company’s product categories include two categories of products that people use to prepare, serve and consume foods, Kitchenware (kitchen tools and gadgets, cutlery, cutting boards, cookware, bakeware and novelty housewares) and Tableware (dinnerware, flatware and glassware); and one category, Home Solutions, which comprises other products used in the home (pantryware, spices, food storage and home décor).

Sources of Supply

The Company sources almost all of its products from suppliers located outside the United States, primarily in the People’s Republic of China. The Company manufactures its sterling silver products at a leased facility in San Germán, Puerto Rico.

Based upon the Company’s assessment, kitchen tools and gadgets, cutlery, flatware, pantryware, food storage and certain home décor products the Company contracts to manufacture have the potential to contain conflict minerals through the use of tin and tin solder. The Company’s silver manufacturing facility was also assessed and it was determined that tin solder is used in certain products. Tin solder is used to join together metal pieces and could be considered necessary for the functionality of these products. For the purposes of the required Reasonable Country of Origin Inquiry (“RCOI”), the Company focused its inquiry on its direct tin solder suppliers and suppliers contracted to manufacture products the Company believes to have the potential to contain conflict minerals.

Due Diligence

Due Diligence Design

The Company adopted a conflict mineral due diligence program which included establishing a management team to oversee the Company’s compliance with conflict mineral reporting. The management team overseeing the program is led by the Company’s Chief Operating Officer, and consists of the Company’s Chief Financial Officer, Senior Vice President of Operations, President of Global Sourcing, Division Presidents, General Counsel and a team of subject matter experts from relevant functions such as purchasing and merchandising. The Company’s conflict minerals due diligence program also included the development of a Conflict Minerals Policy Statement and due diligence compliance process to assess the potential for products to contain conflict minerals, engagement of suppliers, record keeping and escalation procedures. The Company’s due diligence procedures have been designed to be consistent with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011).

Conflict Minerals Policy Statement

The Company’s Conflict Minerals Policy Statement was provided to the Company’s suppliers. It emphasizes the Company’s commitment to work with manufacturers and suppliers to undertake due diligence with their supply chain to assure that conflict minerals originate only from smelters who source minerals outside the conflict region as defined in the Rule or regulations thereunder, or mines and smelters which have been certified by an independent third party as conflict free if sourced from the conflict region. The Company’s Conflict Minerals Policy Statement can be found on the Company’s website of www.lifetimebrands.com under the “Corporate Overview” section.

Due Diligence Implementation

Products Contracted to be Manufactured by the Company

The Company identified 98 suppliers contracted to manufacture products with the potential to contain conflict minerals. A survey was sent to each of these suppliers. The survey was developed to facilitate the disclosure and communication of information regarding the supply chain. It included questions regarding the supplier’s conflict minerals policy, the engagement and requirements of its direct suppliers, and details of smelters and sources of conflict minerals. The survey was designed to be consistent with industry-adopted surveys used in conflict mineral due diligence processes. The Company received responses from all suppliers surveyed and identified 8 suppliers who use tin or a tin alloy and therefore are within the scope of the RCOI regarding the origin of the conflict mineral in question. One supplier identified its source of tin to be Yunnan Tin Company, Ltd., a smelter in China. This smelter has been identified as a Conflict Free Smelter by the Conflict-Free Sourcing Initiative (“CFSI”). With respect to the other 7 suppliers who use tin or a tin alloy, the suppliers identified their direct supplier of tin or a tin alloy to be located outside the conflict region; however, they were unable to identify the mines of origin or the refining facilities sourcing the conflict minerals used.

With respect to the other 90 suppliers surveyed by the Company, suppliers represented that no conflict minerals were used in the manufacturing of products supplied to the Company.

The Company has relied on the supplier responses received through the surveys to provide it with information about the source of conflict minerals contained in its products. Each supplier response was certified by a representative of the supplier. All responses received were summarized and provided to the Company’s management team overseeing the due diligence program. Further, the management team assessed the reliability of responses received from the suppliers by requesting supporting documentation and by comparing identified smelters to publicly available information.

Products contracted to be manufactured by the Company containing tin or a tin alloy are manufactured at facilities located in China and India. The amount of tin used at these facilities ranged from less than 1% to 3% of all materials used.

Products Manufactured by the Company

The Company has two direct suppliers of tin solder. The Company’s direct suppliers of tin solder are located in the United States. The Company surveyed these suppliers and received responses which included the supplier’s conflict minerals policy, the terms of engagement and requirements of its direct suppliers, and details of smelters and sources of conflict minerals.

The Company’s direct suppliers of tin solder identified a total of 18 smelters used in turn by the Company’s direct suppliers. Of these, the 8 listed below have been identified as Conflict Free Smelters by the CFSI:

Smelter	Country
Malaysia Smelting Corporation (MSC)	Malaysia
Mineração Taboca S.A.	Brazil
Minsur	Perú
OMSA	Bolivia
PT Tambang Timah	Indonesia
PT Timah	Indonesia
Thaisarco	Thailand
Yunnan Tin Company, Ltd.	China

With respect to the other 10 smelters identified by the Company’s tin solder suppliers, CFSI has not provided an opinion as to whether or not the minerals procured from these smelters and refineries originate from the conflict region or surrounding countries.

Future Due Diligence Measures

Due to the nature of the Company’s supply chain, it is difficult to identify contributing sources downstream from the Company’s direct suppliers. Despite the good-faith RCOI performed during this reporting period, the Company has not been able to identify all mines of origin or all of the refining facilities sourcing the conflict minerals used by each of the suppliers identified through the survey.

Tracing materials back to their mine of origin is complex and an aspect of responsible sourcing. Future due diligence efforts will focus on the continuing education of suppliers regarding the Company’s commitment to ensuring the safety, health and protection of people and the environment worldwide. The Company will work with its suppliers to improve the content of survey responses and will include a conflict minerals clause in new or renewed supplier contracts. The clause will require the disclosure of use of conflict minerals and will also require suppliers to complete an annual conflict minerals survey. As the Company develops new products and manufactures or contracts to manufacture these new products, the Company will also perform an upfront assessment of the supply chain to ensure it is compliant with the Company’s Conflict Minerals Policy Statement.

This report can be found on the Company’s website of www.lifetimebrands.com under the “Corporate Overview” section.

3